Exhibit 99.1

Trilogy International Partners Inc. Sets Date to Report Fourth Quarter 2019 Results

BELLEVUE, Wash., February 11, 2020 -- Trilogy International Partners Inc. (TSX:TRL), an international wireless and fixed broadband telecommunications operator, announced today that it will report results for the fourth quarter ended December 31, 2019, after the markets close on Tuesday, March 24, 2020. The Company will hold a conference call to discuss the results the next day, March 25, 2020, at 10:30 a.m. (PT).
Dial-in and online information for the conference call follows below.
No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.
Call Date: Wednesday, March 25, 2020
Call Time: 10:30 a.m. (PT)
North America Toll Free: 1-844-369-8770
International: +1-862-298-0840
Online info (audio only): https://www.investornetwork.com/event/presentation/57413
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.
A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:
North America Toll Free: 1-877-481-4010
International: +1-919-882-2331
Replay Access Code: 57413
About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.
Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.
For more information, visit www.trilogy-international.com.
CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900